UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CIDARA THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CAYMUS PURCHASER, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

Series A Convertible Voting Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Sebastian L. Fain

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Caymus Purchaser, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company, to acquire (i) all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), for $221.50 per Common Share, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares”) of Cidara for $15,505.00 per Series A Share, in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of December 5, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement, as published in the New York Times on December 5, 2025.

(a)(5)(i)	Joint Press Release issued by Merck Sharp & Dohme LLC and Cidara Therapeutics, Inc. dated November 14, 2025 (incorporated by reference to Exhibit 99.1 of the first Merck Sharp & Dohme LLC Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 14, 2025).

(a)(5)(ii)	Investigator Site Letter first sent on November 14, 2025 (incorporated by reference to Exhibit 99.2 of the first Cidara Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on November 14, 2025).

(a)(5)(iii)	Partner and Key Vendor Letter first sent on November 14, 2025 (incorporated by reference to Exhibit 99.3 of the first Cidara Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on November 14, 2025).

Exhibit No.	Description

(a)(5)(iv)	LinkedIn Post issued by Cidara Therapeutics, Inc., dated November 14, 2025 (incorporated by reference to Exhibit 99.4 of the first Cidara Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on November 14, 2025).

(a)(5)(v)	Letter to Cidara Therapeutics, Inc. employees first sent on November 14, 2025 (incorporated by reference to Exhibit 99.1 of the first Cidara Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on November 14, 2025).

(b)	Not Applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of November 13, 2025, among Merck Sharp & Dohme LLC, Caymus Purchaser, Inc. and Cidara Therapeutics, Inc.

(d)(2)*	Mutual Confidential Disclosure Agreement, dated as of November 10, 2025, between Merck Sharp & Dohme LLC and Cidara Therapeutics, Inc.

(d)(3)*	Tender and Support Agreement, dated as of November 13, 2025, by and between Merck Sharp & Dohme LLC, Caymus Purchaser, Inc. and Jeffrey Stein.

(d)(4)*	Tender and Support Agreement, dated as of November 13, 2025, by and between Merck Sharp & Dohme LLC, Caymus Purchaser, Inc. and RA Capital Management, L.P.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2025

CAYMUS PURCHASER, INC.

By:	/s/ Kelly E.W. Grez
Name:	Kelly E.W. Grez
Title:	Secretary

MERCK & CO., INC.

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Senior Vice President, Head of Business Development

MERCK SHARP & DOHME LLC

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Senior Vice President, Head of Business Development

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